UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rainmaker Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 NE 1st Ave. APT 3002
(No. and Street)

Miami	FL	33137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Anderson - (8883331091)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W Jackson Blvd. Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glen Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainmaker Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida - County of Miami Dade
The foregoing instrument was acknowledged before me this 26 day of February, 2021, by Glen W. Anderson, who is personally known to me or who has produced Florida DL as identification.

_______________, Notary Public

Notary Public

Signature

President

Title

Courtney King
Notary Public
State of Florida
Comm# HH082990
Expires 1/20/2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Glen Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainmaker Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida - County of Miami Dade
The foregoing instrument was acknowledged before me this 26 day of February, 2021, by Glen W. Anderson, who is personally known to me or who has produced Florida DL as identification.

[signature], Notary Public

Notary Public

[signature]
Signature

President
Title

Courtney King
Notary Public
State of Florida
Comm# HH082990
Expires 1/20/2025

SEC Mail Processing
MAR 02 2021
Washington, DC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RainMaker Securities, LLC

CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RainMaker Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RainMaker Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RainMaker Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RainMaker Securities, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of RainMaker Securities, LLC's financial statements. The supplemental information is the responsibility of RainMaker Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2021

RainMaker Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets		
Cash	$	2,214,834
Accounts receivable		153,194
Prepaid Expense		32,755
Total assets	$	2,400,783
Liabilities and member's equity		
Liabilities		
Commissions payable	$	1,390,008
Accrued liabilities		60,000
Total liabilities		1,450,008
Member's equity		950,775
Total liabilities and member's equity	$	2,400,783

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2020	
Revenue	
Commissions and retainer fees	$ 14,504,291
Other income	294,306
Total revenue	14,798,597
Expenses	
Sales commissions	12,866,496
Registered representative payments	512,071
Employee compensation and benefits	294,718
Bad debt writeoffs	288,074
Regulatory fees and expenses	54,933
Rent	72,000
Marketing	35,539
Licenses & permits	44,546
Professional and consulting fees	47,650
Data management/archiving	26,536
Website expense	18,596
Other operating	34,708
Total expenses	14,295,867
Net income	$ 502,730

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2020		
Member's equity, beginning of year	$	848,045
Member contributions		-
Member withdrawals		(400,000)
Net income		502,730
Member's equity, end of year	$	950,775

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2020		
Cash flows from operating activities		
Net income	$	502,730
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase/decrease in operating activites:		
Accounts receivable		(9,185)
Prepaid expense		(9,115)
Commissions payable		1,226,256
Accrued liabilities		(30,000)
Net cash provided by operating activities		1,680,686
Cash flows from financing activities		
Member withdrawals		(400,000)
Net cash used in financing activities		(400,000)
Net increase in cash		1,280,686
Cash, beginning of year		934,148
Cash, end of year	$	2,214,834

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

RainMaker Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2004. The Company was converted to a Delaware limited liability company in May 2017. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business to assist clients with the private placement of debt and equity capital. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

As of December 31, 2020, the Company is a wholly owned subsidiary of RainMaker Group Holdings, LLC (the "Parent"). The President of the Company and one of its managing directors are beneficial owners of the Parent.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are based upon contractual arrangements and are recorded on the accrual basis.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Company revenue is clearly determined in the executed agreements entered into as either retainers or commissions.

Investment Banking

Commission Income. The Company operates as an agent between buyers and sellers of securities. Revenues ("Commissions") are earned from fees arising from securities offerings in which the Company acts as an agent. Revenue is recognized on the trade date (the date on which an investor purchases the securities from the issuer or the seller holding shares in the issuer). The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions as there are no significant actions which the Company needs to take subsequent to this date, and all performance obligations have been satisfied.

Offering related costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that the transactions are not completed and the securities are not issued or sold, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. At December 31, 2020 all amounts were immaterial.

Income Taxes

The Company is organized in the State of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Securities and Derivatives Valuation

Securities and derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 4).

Receivables and Allowance for Doubtful Accounts

Commissions receivable are stated at the amount management expects to collect from contractual arrangements. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 estimates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date over the remaining commercial life (considering the effect of prepayments) based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgement used in estimating credit losses, as well as credit quality and underwriting standards of an organization's portfolio.

In May 2019, the FASB issued ASU 2019-05, "Financial Instruments – Credit Losses" ("ASC 2019-05"), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provides an entity with the option to irrevocably elect the fair value option on certain financial assets on transition. ASU 2016-13 and its subsequent amendments is effective for annual reporting, periods beginning after December 15, 2019, including interim periods within those annual reporting periods. The Company adopted ASU 2016-13 and its subsequent amendments on January 1, 2020, applying the modified retrospective approach, which did not have a material impact on the Company's financial statements.

2. Related party transactions

The President of the Company is a beneficial owner of the Parent and Cogentic Advisors LLC ("Cogentic"). The Company has an agreement with Cogentic for consulting services. The President of the Company and one of its managing directors have registered representative agreements with the Company and were paid approximately $124,000 and $149,000 in compensation, respectively, related to the agreements.

3. Lease Commitment

The Company shares office space with its Parent. The Company was allocated a portion of the rent based on their expense sharing agreement. For the year ending December 31, 2020, the rent expense was $72,000.

4. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC 820.

5. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2020.

7. Warrants

The Company might occasionally receive warrants from its clients as selling compensation related to its role as selling agent in an investment transaction. The warrants provide the Company with exposure to potential gains upon appreciation in the price of the client's equity shares. The Company values its warrant holdings by their intrinsic value at the end of each reporting period, whereby the intrinsic value is defined as the difference between the market price of the shares and the strike price of the warrants. Because the Company almost exclusively receives warrants in the equity shares of private companies, where there is no current public market for the shares, the market price is established by the greater of (a) the most recent 409(a) valuation of the shares (b) the price per shares paid by the investors in the most recent sale of the same class of equity shares by the client where the sale exceeds 5% of the outstanding equity shares of that class. At December 31, 2020, all amounts were immaterial.

8. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any party with whom it conducts business is unable to fulfill contractual obligations on its behalf. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Commissions and accounts receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business. FDIC insures cash balances in bank accounts up to $250,000. During 2020, the Company exceeded the FDIC limits by approximately $1,800,000. Management believes that the Company is not exposed to any significant credit risk on accounts receivables or cash balances to be significant.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's adjusted net capital was $904,611 which exceeded the requirement by $807,944. At December 31, 2020, the Company's aggregate indebtedness to net capital ratio was approximately 1.6 to 1.

10. Contingency

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims or potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

11. Subsequent events

The financial statements were approved by management and available for issuance on February 26, 2021. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statements.

SUPPLEMENTAL INFORMATION

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2020

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Total Member's equity qualified for net capital		$	950,775
Accounts receivable	(13,409)		
Prepaid expenses	(32,755)		
Other Assets	-		
Less: Non allowable assets			(46,164)
Net capital			904,611
Less: Haircut on securities			-
Net capital			904,611
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)			96,667
Excess net capital		$	807,944

There were no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2020.

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2020

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

Information for Possession or Control
Requirements under Rule 15c3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020, in which (1) RainMaker Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) (the "exemption provision") of the respective rule and (2) the Company stated that it met the exemption provided above for the fiscal year ending December 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2021

RainMaker

CONFIDENTIAL

Rainmaker Securities, LLC Exemption Report

Rainmaker Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F .R. § 240.15c3-3 under the following provisions of 17 C.F .R. § 240. 1 5c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year, December 31, 2020, without exception.

Rainmaker Securities, LLC

I, Glen Anderson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: **Signature:** Glen Anderson
Glen Anderson (Feb 26, 2021 16:12 EST)
Email: ganderson@rainmakersecurities.com

Title: President

Date: Feb 26, 2021

RainMaker Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO SEC RULE 17-a-5(d)

December 31, 2020

RainMaker Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO SEC RULE 17-a-5(d)

December 31, 2020